UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42762

Dreamland Limited

(Exact name of registrant as specified in its charter)

Office No. 5, 17/F., PeakCastle

No. 476 Castle Peak Road, Cheung Sha Wan

Kowloon, Hong Kong

(Address of principal executive offices)

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the registrant file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒

Form 40-F	☐

Information Contained in this Form 6-K Report

APPLICATION OF HOME COUNTRY PRACTICE RULES

This current report on Form 6-K is being filed to disclose that Dreamland Limited (the “Company”) has elected to rely on the home country practice exemption under Nasdaq Listing Rule 5615(a)(3) with respect to the following matters:.

As a company incorporated in the Cayman Islands that is listed on the Nasdaq Capital Market (“Nasdaq”), the Company is subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer to follow its home country corporate governance practices in lieu of certain Nasdaq corporate governance requirements. Pursuant to the home country practice exemption set forth under Nasdaq Marketplace Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series, the Company elected to be exempted from the requirements as follows:

(i)	Nasdaq Marketplace Rule 5620(a) which requires each company listing common stock or voting preferred stock, or their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end;

(ii)	other than the sending of notice of any meeting of shareholders as required under the then effective articles of association of the Company, Nasdaq Marketplace Rule 5620(b) which requires each company shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq;

(iii)	Nasdaq Marketplace Rule 5635(a) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the company in connection with the acquisition of the stock or assets of another company;

(iv)	Nasdaq Marketplace Rule 5635(b) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the company that will result in a change of control of the company;

(v)	Nasdaq Marketplace Rule 5635(c) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the company in connection with equity-based compensation of officers, directors, employees or consultants;

(vi)	Nasdaq Marketplace Rule 5635(d) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price that is less than the minimum price defined therein; and

(vii)	Nasdaq Marketplace Rule 5640 which requires that the voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Securities Exchange Act of 1934 may not be disparately reduced or restricted through any corporate action or issuance.

The Company’s Cayman Islands counsel, Conyers Dill & Pearman, has provided a letter, as required by The Nasdaq Stock Market, certifying that, under Cayman Islands law and the Company’s currently effective memorandum and articles of association, the Company is not prohibited from adopting the governance practice as discussed above. A copy of the home country rule exemption letter from the Company’s Cayman Islands counsel is attached hereto as Exhibit 99.1.

Except for the foregoing, there are no significant differences in the Company’s corporate governance practices from those of U.S. domestic companies under the listing standards of The Nasdaq Stock Market.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Home Country Exemption Letter

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dreamland Limited
Date: June 5, 2026
	By:	/s/ Seto Wai Yue
	Name:	Seto Wai Yue
	Title:	Director and Chief Executive Officer

3